SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

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CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE

PURSUANT TO SECTION 305(B)(2) X

LASALLE BANK NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

36-0884183

(I.R.S. Employer

Identification No.)

135 South LaSalle Street, Suite 1625, Chicago, Illinois 60603

(Address of principal executive offices) (Zip Code)

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Willie J. Miller, Jr.

Group Senior Vice President

   Chief Legal Officer and Secretary

 Telephone: (312) 904-2018

135 South LaSalle Street, Suite 925

Chicago, Illinois 60603

(Name, address and telephone number of agent for service)

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                      Lehman ABS Corporation Home Equity Loan Trust 2005-1

(Exact Name of Obligor as Specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	Applied for (I.R.S. Employer Identification No.)

C/o Wilmington Trust Company 1100 North Market Street Rodney Square North Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

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                    Mortgage Pass-Through Certificates

(Title of the indenture securities)

ITEM 1.

GENERAL INFORMATION*

(a)

Name and address of each examining or supervising authority to which it is subject.

1.

Comptroller of the Currency, Washington D.C.

2.

Federal Deposit Insurance Corporation, Washington, D.C.

3.

The Board of Governors of the Federal Reserve Systems, Washington, D.C.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

ITEM 2.

AFFILIATIONS WITH THE OBLIGOR.

Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee.

*Pursuant to General Instruction B, the trustee has responded only to items 1, 2 and 16 of this form since the obligor is not in default under any indenture under which the trustee is a trustee.

ITEM 16.

LIST OF EXHIBITS.

List below all exhibits filed as part of this statement of eligibility and qualification.

1.

A copy of the Articles of Association of LaSalle Bank National Association now in effect (incorporated herein by reference to Exhibit 1 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

2.

A copy of the certificate of authority to commence business (incorporated herein by reference to Exhibit 2 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

3.

A copy of the authorization to exercise corporate trust powers (incorporated herein by reference to Exhibit 3 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

4.

A copy of the existing By-Laws of LaSalle Bank National Association (incorporated herein by reference to Exhibit 4 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691.

5.

Not applicable.

6.

The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939 (incorporated herein by reference to Exhibit 6 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

7.

A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, LaSalle Bank National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 18th day of February, 2005.

LASALLE BANK NATIONAL ASSOCIATION

By:  /s/ Cynthia Reis

Cynthia Reis

Senior Vice President